UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

July 31, 2013

Results January-June 2013

BBVA earns €2.88 billion

in the first six months

☐	Resilience: revenues remain strong despite the complex environment thanks to BBVA’s diversified model and contributions from emerging markets. Gross income for the first half came to €10.96 billion

☐	Risks: the indicators are still influenced by the situation in Spain and the trends of past months continued in all regions. The Group’s NPA ratio stands at 5.5% and the coverage ratio is 68%

☐	Capital adequacy: BBVA once again demonstrated the strength of its capital. The core capital ratio increased to 11.3%, under current Basel criteria

BBVA posted net profit of €2.88 billion in the first six months of 2013 (+90.8%), boosted by recurring income and the sale of non-strategic assets. The results demonstrate the quality and resilience of the bank’s income. Since the start of the crisis, BBVA has consistently generated around €5 billion of gross income in each quarter in every difficult scenario.

BBVA president and COO Ángel Cano said, “Diversification allowed us to navigate a complex crisis while maintaining the strength and recurrence of our revenues. We see signs of recovery in the Spanish economy and our capacity to grow remains intact.”

Once again income remained strong despite a highly complex environment caused by low interest rates and other factors such as the elimination of ‘floor’ clauses in mortgage loans to private Spanish individuals. In the second quarter the most recurring forms of income (net interest income plus fee income) came to €4.81 billion. This was virtually in line with the same period last year and exceeded the preceding quarter’s figures.

July 31, 2013

Gross income in the second quarter this year rose slightly compared to the first quarter to €5.49 billion (up 0.4%). The total for the first half was €10.96 billion (down 1%). The steady margins are due to the diversified business model, which gives considerable weight to emerging markets (Latin America, Turkey and Asia). Together these markets contributed 58% of the Group’s gross income.

July 31, 2013

BBVA maintained its policy of investing in fast-growing economies and keeping costs at bay in developed ones. Operating income in the first half came to €5.39 billion, which was down 8.8% year-over-year. Mexico led the contributions to operating income with 31% of the total, followed by Spain and South America.

Risks performed as anticipated, extending the previous trend in each region. The Group’s non-performing asset ratio stood at 5.5% and the coverage ratio was 68%. These indicators were influenced by the situation in Spain.

Furthermore the bank continued to improve its level of capital adequacy. The core capital ratio increased to 11.3%, calculated according to present Basel norms. The leverage ratio, as per the CRD-IV directive (Basel III) stood at 4.8% compared to the minimum regulatory requirement of 3%. That same ratio, defined as equity to total assets came to 7.8%. The liquidity structure showed further improvement with a reduction of €15 billion in the liquidity gap and over €6 billion in debt issues during the first half.

By business area banking activity in Spain does not yet reflect the incipient economic recovery. In the first half the area’s gross income was €3.25 billion, down 6.1% year-over-year. Nonetheless it was higher compared to the second half of 2012. Income was under pressure from low business volumes, low interest rates and the elimination of ‘floor’ clauses in mortgage loans to private Spanish individuals. On the positive side the cost of new deposits continued to fall, BBVA gained 190 basis points of market share and it successfully completed the integration of Unnim. Lending declined slightly (down 0.5%) while customer funds rose sharply (up 11.6%). The area’s NPA ratio stood at 4.7% with coverage at 45%. Net attributable profit on banking business came to €742 million in the first half (down 5.2%).

Real estate business in Spain managed to reduce its losses significantly. The sale of properties continues to grow briskly with 6,617 units sold in the first half. Moreover net exposure to the developer sector extended the downward trend, falling 15.2% since December 2011. Provisions were substantially less than the first half of 2012 when provisions were made in accordance with impairment of assets related to real estate in Spain. The attributable result for the first half was a loss of €629 million, compared to a loss of €1.43 billion a year earlier.

In Eurasia Turkey has become the engine of growth thanks to the efforts of Garanti, which is the leading bank in this market. Its business activity continued to grow rapidly. Operating income in Eurasia rose 1.8% in the first half to €744 million. The area’s net attributable profit in the first half came to €429 million (down 25.8%) partly due to lower contributions from CNCB (China).

Mexico continued to grow. Lending was up 6.9% and customer funds 6.8% and it also improved its deposit mix. The franchise is the leader in the Mexican market and showed solid revenue growth. Gross income for the first half rose 7.1% year-over-year to €3.1 billion in constant euros. The risk indicators were stable with the same NPA ratio as a year earlier (4%) and the coverage ratio stood at 109%. The area generated net attributable profit of €876 million (up 2.3% at constant exchange rates).

July 31, 2013

South America’s income statement again recorded double-digit growth, driven by buoyant business activity in that region. Lending was up 16.9% and customer funds surged 26.3%. Net interest income for the first half jumped 24% to €2.15 billion and gross income increased 15.4% to €2.61 billion (both at constant exchange rates). Moreover the risk indicators were extremely stable. The NPA ratio was unchanged since the previous quarter (2.2%) and the coverage ratio was 136%. Net attributable profit came to €561 million which is practically the same as a year earlier in constant euros.

Business activity in the United States maintained a positive pace but spreads were affected by the low-interest rate and low-fee environment. This area was focused on managing risk appropriately while keeping costs contained. Net interest income in the first half came to €702 million, down 9.5% at constant exchange rates while gross income fell 5.5% to €1.07 billion year-over-year. The NPA ratio declined to 1.5% and the coverage ratio increased to 118%. Net attributable profit was €213 million (down 7.3% at constant exchange rates).

Contact:

Corporate Communication

Tel. +34 91 374 56 12

comunicacion.corporativa@bbva.com

For more financial information about BBVA, please visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news, please visit: http://press.bbva.com/

July 31, 2013

BBVA Group Highlights

(Consolidated figures)

	30-06-13	Δ%	30-06-12	31-12-12
Balance sheet (million euros)
Total assets	618,503	(0.6)	622,359	637,785
Customer lending (gross)	364,815	(1.1)	368,844	367,415
Deposits from customers	312,162	13.8	274,285	292,716
Other customer funds (1)	95,232	8.9	87,445	91,774
Total customer funds (1)	407,394	12.6	361,731	384,491
Total equity	47,388	10.1	43,050	43,802
Income statement (million euros)
Net interest income	7,302	(0.5)	7,335	15,122
Gross income	10,964	(1.0)	11,071	22,441
Operating income	5,392	(8.8)	5,911	11,655
Income before tax	2,553	35.7	1,881	1,659
Net attributable profit	2,882	90.8	1,510	1,676
Data per share and share performance ratios
Share price (euros)	6.45	14.5	5.63	6.96
Market capitalization (million euros)	36,893	21.8	30,296	37,924
Net attributable profit per share (euros) (2)	0.51	82.8	0.28	0.31
Book value per share (euros)	8.28	3.5	8.00	8.04
P/BV (Price/Book value; times)	0.8		0.7	0.9
Significant ratios (%)
ROE (Net attributable profit/Average equity)	13.2		7.4	4.0
ROTE (Net attributable profit/Average tangible equity)	16.4		9.3	5.0
ROA (Net income/Average total assets)	1.06		0.61	0.37
RORWA (Net income/Average risk-weighted assets)	2.02		1.11	0.70
Efficiency ratio	50.8		46.6	48.1
Risk premium	1.47		1.80	2.15
NPA ratio	5.5		4.0	5.1
NPA coverage ratio	68		66	72
Capital adequacy ratios (%)
Core capital	11.3		10.8	10.8
Tier I	11.3		10.8	10.8
BIS Ratio	13.5		12.9	13.0
Other information
Number of shares (millions)	5,724	6.4	5,382	5,449
Number of shareholders	1,019,346	(2.4)	1,044,129	1,012,864
Number of employees (3)	112,786	0.2	112,605	115,852
Number of branches (3)	7,662	2.4	7,485	7,978
Number of ATMs (3)	20,153	4.1	19,359	20,177

General note: These quarterly statements have not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting Standards (IFRS) adopted by the European Union and in conformity with Bank of Spain Circular 4/2004, together with the changes introduced therein. As for the stake in Garanti Group, the information is presented on an on-going basis, accounted for by the proportional consolidation method and, therefore, without early application of the IFRS 10, 11 and 12.

(1)	They do not include the assets under management by pension fund administrators in Chile, Mexico, Colombia and Peru.
(2)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013
(3)	Excluding Garanti.

July 31, 2013

Consolidated income statement: quarterly evolution(1)

(Million euros)

	2013		2012
	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	3,679	3,623	3,910	3,877	3,741	3,594
Net fees and commissions	1,126	1,052	1,126	1,104	1,061	1,062
Net trading income	630	719	646	319	461	340
Dividend income	47	19	17	35	311	27
Income by the equity method	164	51	191	169	175	191
Other operating income and expenses	(153)	7	(32)	6	57	51
Gross income	5,493	5,471	5,858	5,512	5,806	5,265
Operating costs	(2,814)	(2,758)	(2,855)	(2,771)	(2,633)	(2,528)
Personnel expenses	(1,454)	(1,458)	(1,472)	(1,447)	(1,396)	(1,347)
General and administrative expenses	(1,080)	(1,025)	(1,089)	(1,064)	(1,001)	(951)
Depreciation and amortization	(279)	(276)	(294)	(259)	(236)	(230)
Operating income	2,679	2,712	3,003	2,741	3,173	2,738
Impairment on financial assets (net)	(1,336)	(1,376)	(2,675)	(2,038)	(2,182)	(1,085)
Provisions (net)	(130)	(167)	(228)	(195)	(98)	(130)
Other gains (losses)	(172)	343	(269)	(561)	(311)	(223)
Income before tax	1,040	1,513	(168)	(53)	582	1,299
Income tax	(261)	(395)	220	275	3	(223)
Net income from on-going operations	779	1,118	52	222	584	1,076
Net income from discontinued operations	570	823	138	83	75	96
Net income	1,349	1,941	190	305	659	1,173
Non-controlling interests	(202)	(206)	(170)	(159)	(154)	(168)
Net attributable profit	1,147	1,734	20	146	505	1,005
Adjusted (2)	200	870	(1,155)	(901)	(1,067)	(226)
Net attributable profit (adjusted)(2)	947	865	1,175	1,047	1,572	1,231
Basic earnings per share (euros)	0.20	0.31	0.01	0.03	0.09	0.19
Basic earnings per share diluted (euros)(3)	0.20	0.31	0.01	0.03	0.09	0.20
Adjusted earnings per share diluted (euros)(2-3)	0.16	0.15	0.21	0.19	0.29	0.23

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.
(2)	Adjusted based on the result of real-estate activity in Spain, the profit from the pension business in Latin America, the badwill from Unnim and the reinsurance operation on the individual life-risk insurance portfolio in Spain.
(3)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013.

July 31, 2013

Consolidated income statement: quarterly evolution(1)

(Million euros)

	1H13	Δ%	Δ% at constant exchange rates	1H12	Δ%	Δ% at constant exchange rates	2H12
Net interest income	7,302	(0.5)	2.0	7,335	(6.2)	(1.7)	7,787
Net fees and commissions	2,178	2.6	4.1	2,123	(2.4)	0.7	2,230
Net trading income	1,349	68.4	73.4	801	39.7	42.6	966
Dividend income	66	(80.4)	(80.4)	338	25.4	27.4	53
Income by the equity method	214	(41.5)	(41.4)	366	(40.5)	(40.4)	360
Other operating income and expenses	(146)	n.m.	n.m.	107	n.m.	n.m.	(25)
Gross income	10,964	(1.0)	0.7	11,071	(3.6)	(0.2)	11,370
Operating costs	(5,572)	8.0	9.6	(5,161)	(0.9)	2.0	(5,625)
Personnel expenses	(2,912)	6.2	7.7	(2,743)	(0.2)	2.4	(2,919)
General and administrative expenses	(2,105)	7.8	9.4	(1,952)	(2.2)	1.0	(2,153)
Depreciation and amortization	(555)	19.3	21.8	(465)	0.4	3.8	(553)
Operating income	5,392	(8.8)	(7.1)	5,911	(6.1)	(2.5)	5,745
Impairment on financial assets (net)	(2,712)	(17.0)	(17.0)	(3,267)	(42.5)	(42.0)	(4,713)
Provisions (net)	(297)	30.2	42.1	(228)	(29.7)	(23.9)	(423)
Other gains (losses)	170	n.m.	n.m.	(535)	n.m.	n.m.	(830)
Income before tax	2,553	35.7	42.4	1,881	n.m.	n.m.	(222)
Income tax	(656)	198.1	219.2	(220)	n.m.	n.m.	496
Net income from on-going operations	1,897	14.2	19.5	1,661	n.m.	n.m.	274
Net income from discontinued operations	1,393	n.m.	n.m.	172	n.m.	n.m.	221
Net income	3,290	79.5	86.7	1,832	n.m.	n.m.	495
Non-controlling interests	(408)	26.7	43.7	(322)	24.1	44.7	(329)
Net attributable profit	2,882	90.8	94.9	1,510	n.m.	n.m.	166
Adjusted(2)	1,070	n.m.	n.m.	(1,293)	n.m.	n.m.	(2,056)
Net attributable profit (adjusted)(2)	1,812	(35.4)	(34.6)	2,803	(18.4)	(15.7)	2,222
Basic earnings per share (euros)	0.51			0.28			0.03
Basic earnings per share diluted (euros)(3)	0.51			0.28			0.03
Adjusted earnings per share diluted (euros)(2-3)	0.32			0.50			0.40

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.
(2)	Adjusted based on the result of real-estate activity in Spain, the profit from the pension business in Latin America, the badwill from Unnim and the reinsurance operation on the individual life-risk insurance portfolio in Spain.
(3)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 31, 2013	By:	/s/ Ricardo Gómez Barredo
	Name:	Ricardo Gómez Barredo
	Title:	Head of Global Accounting & Information Management Department